                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 4)



                        Top Source Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 890530 10 8
--------------------------------------------------------------------------------
                               (CUSIP Number)





Check the following box if a fee is being paid with this statement.
[X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (CONTINUED ON FOLLOWING PAGES)




                               PAGE 1 OF 12 PAGES

                                                  CUSIP NO. 890530 10 8
------------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Charles B. Ganz
         ----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                 (a)
                     ----------------------------------------------------------------------------------------------------
                 (b)
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization               U.S.A.
                                              ---------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                           (5) Sole Voting Power            2,895,454 *
Number of                                        ------------------------------------------------------------------------
Shares Bene-
ficially         --------------------------------------------------------------------------------------------------------
Owned by Each              (6)    Shared Voting Power             0
Reporting                                             -------------------------------------------------------------------
Person With
                 --------------------------------------------------------------------------------------------------------
                           (7)    Sole Dispositive Power     2,895,454 *
                                                         ----------------------------------------------------------------

                 --------------------------------------------------------------------------------------------------------
                           (8)    Shared Dispositive Power        0
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person                      2,895,454 *
                                                                      ---------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          -----------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)   10.18 %
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person               IN
                                  ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------


* The Reporting Person disclaims beneficial ownership of 2,685,604 of these 2,859,454 shares. See Item 4.





                               PAGE 2 OF 12 PAGES

                                                  CUSIP NO. 890530 10 8
-----------------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                               Ganz Capital Management, Inc.
         ----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                 (a)
                     ----------------------------------------------------------------------------------------------------
                 (b)
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization      Delaware
                                              ---------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                           (5) Sole Voting Power          2,756,754
Number of                                        ------------------------------------------------------------------------
Shares Bene-
ficially         --------------------------------------------------------------------------------------------------------
Owned by Each              (6)    Shared Voting Power             0
Reporting                                             -------------------------------------------------------------------
Person With
                 --------------------------------------------------------------------------------------------------------
                           (7)    Sole Dispositive Power     2,756,754
                                                         ----------------------------------------------------------------

                 --------------------------------------------------------------------------------------------------------
                           (8)    Shared Dispositive Power        0
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person                         2,756,754
                                                                      ---------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares                     *
                                                                          -----------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)    9.69 %
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person               IA
                                  ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------


* See Item 4, and the notes thereto.





                              PAGE 3 OF 12 PAGES

                                                  CUSIP NO. 890530 10 8
------------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        The Probitas Fund, L.P.
         ----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                 (a)
                     ----------------------------------------------------------------------------------------------------
                 (b)
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization             Delaware
                                              ---------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                           (5) Sole Voting Power          138,700
Number of                                        ------------------------------------------------------------------------
Shares Bene-
ficially         --------------------------------------------------------------------------------------------------------
Owned by Each              (6)    Shared Voting Power             0
Reporting                                             -------------------------------------------------------------------
Person With
                 --------------------------------------------------------------------------------------------------------
                           (7)    Sole Dispositive Power       138,700
                                                         ----------------------------------------------------------------

                 --------------------------------------------------------------------------------------------------------
                           (8)    Shared Dispositive Power        0
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person                            138,700
                                                                      ---------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares                           *
                                                                          -----------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)   0.49%
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person               PN
                                  ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------


* See Item 4, and the notes thereto.





                               PAGE 4 OF 12 PAGES

                                                  CUSIP NO. 890530 10 8
-------------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Probitas Advisors, Inc.
         ----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                 (a)
                     ----------------------------------------------------------------------------------------------------
                 (b)
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
                     ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization      Delaware
                                              ---------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                           (5) Sole Voting Power               138,700
Number of                                        ------------------------------------------------------------------------
Shares Bene-
ficially         --------------------------------------------------------------------------------------------------------
Owned by Each              (6)    Shared Voting Power             0
Reporting                                             -------------------------------------------------------------------
Person With
                 --------------------------------------------------------------------------------------------------------
                           (7)    Sole Dispositive Power       138,700
                                                         ----------------------------------------------------------------

                 --------------------------------------------------------------------------------------------------------
                           (8)    Shared Dispositive Power        0
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person                            138,700
                                                                      ---------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares                 *
                                                                          -----------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9) 0.49 %
                                                          ---------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person               CO
                                  ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------


* See Item 4, and the notes thereto.





                               PAGE 5 OF 12 PAGES

ITEM 1(a).     NAME OF ISSUER

                          The Issuer is Top Source Technologies, Inc. ("TPS").

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                          The Issuer's principal executive offices are located
               at 7108 Fairway Drive, Suite 200, Palm Beach Gardens, Florida 33418.


ITEM 2(a).     NAME OF PERSONS FILING

                          This Schedule 13G is being filed on behalf of Charles
               B. Ganz ("Ganz"), Ganz Capital Management, Inc. ("GCM"), The Probitas Fund, L.P. (the "Fund"),and Probitas Advisors, Inc. ("Advisors").

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                          The principal business office of Ganz, GCM, the Fund
               and Advisors is 2875 N.E. 191st Street, Penthouse I, North Miami Beach, Florida 33180.


ITEM 2(c).     CITIZENSHIP

                          Ganz is a United States citizen.
                          GCM and Advisors are Delaware corporations.
                          The Fund is a Delaware limited partnership.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES

                          This Statement relates to the Common Stock, par value
               $ .001 per share (the "Common Stock"), of TPS.

ITEM 2(e).     CUSIP NO.

                          TPS's CUSIP No. is 890530 10 8.




                              PAGE 6 OF 12 PAGES

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

               (a) [ ] Broker or Dealer registered under Section 15 of the Act

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
               Act

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

               (e) [X] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

               (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)
               (1)(ii)(G) (Note: See Item 7)

               (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP


                        Amount                        Power to Vote                Power to Dispose
                     Beneficially     % of     -------------------------------------------------------
  Reporting Person      Owned        Class*      Sole            Shared          Sole           Shared
======================================================================================================
  Ganz              2,895,454(1)(2)   10.18    2,895,454           0           2,895,454           0

  GCM               2,756,754(1)(2)    9.69    2,756,754           0           2,756,754           0

  Advisors            138,700(3)       0.49      138,700           0             138,700           0

  The Fund            138,700(3)       0.49      138,700           0             138,700           0
======================================================================================================

         * Calculated on the basis of 28,451,477 shares of Common Stock outstanding on December 31, 1996.

         (1) The Reporting Person is deemed to beneficially owns 173,850 of these shares.


                              PAGE 7 OF 12 PAGES

         (2) Due to the fact that GCM, Advisors and the Fund are under common control, GCM may be deemed to beneficially own the 138,700 shares owned of record by the Fund. The Reporting Person disclaims beneficial ownership with respect to these shares.

         (3) Due to the fact that GCM, Advisors, and the Fund are under common control, Advisors and the Fund may be deemed to beneficially own the 2,756,754 shares owned of record by GCM. The Reporting Persons disclaim beneficial ownership with respect to these shares except to the extent of 173,850 shares referred to in (1) above.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               By reason of common ownership, Ganz is deemed to own the 2,756,754 shares owned by GCM and the 138,700 owned by Fund.

               GCM is a registered investment adviser, investing and managing funds for its clients, which include individuals, employee benefit plans, corporations, limited partnerships, charitable foundations and trusts. GCM beneficially owns 9.69% of TPS's issued and outstanding shares of Common Stock, on behalf of its clients, in separate accounts established for each client. Each client owns his, her or its account, and thereby has the right to receive and the power to direct the receipt of dividends, if any, from the Common Stock.

               The Fund are investment limited partnerships and Advisors is a registered investment adviser, investing and managing funds for its clients, which include individuals, employee benefit plans, corporations, limited partnerships, charitable foundations and trusts. The Fund beneficially owns 0.49%, and Advisors is deemed to beneficially own 0.49% of TPS's issued and outstanding shares of Common Stock, on behalf of their clients, in separate accounts established for each client. Each client owns his, her or its account, and thereby has the





                              PAGE 8 OF 12 PAGES
         right to receive and the power to direct the receipt of dividends, if any, from the Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                    Not applicable.



ITEM 10.       CERTIFICATION

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                              PAGE 9 OF 12 PAGES

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


    01/17       , 1997
----------------

                                     /s/ CHARLES B. GANZ
                                     ------------------------------------
                                        CHARLES B. GANZ



                                     GANZ CAPITAL MANAGEMENT, INC.


                                     By: /s/ Charles B. Ganz
                                        ---------------------------------
                                         Charles B. Ganz, President

                                     THE PROBITAS FUND, L.P.


                                     By: Probitas Advisors, Inc., General
                                         Partner


                                       By: /s/ Charles B. Ganz
                                           ------------------------------
                                           Charles B. Ganz, President

                                     PROBITAS ADVISORS, INC.


                                     By: /s/ Charles B. Ganz
                                         --------------------------------
                                         Charles B. Ganz, President





                             PAGE 11 OF 12 PAGES

                                   EXHIBIT A

                     AGREEMENT TO FILE JOINT SCHEDULE 13G


           Pursuant to Rule 13d-1(f)(i), the undersigned hereby consent to the joint filing of a single statement on their behalf.


   01/17  , 1997
----------


                                   /s/ Charles B. Ganz
                                 ----------------------------------------
                                       CHARLES B. GANZ

                                 GANZ CAPITAL MANAGEMENT, INC.


                                 By: /s/ Charles B. Ganz
                                    -------------------------------------
                                     Charles B. Ganz, President


                                 THE PROBITAS FUND, L.P.

                                 By: Probitas Advisors, Inc., General
                                     Partner


                                   By: /s/ Charles B. Ganz
                                      -----------------------------------
                                       Charles B. Ganz, President


                                 PROBITAS ADVISORS, INC.


                                 By: /s/ Charles B. Ganz
                                    -------------------------------------
                                     Charles B. Ganz, President





                             PAGE 12 OF 12 PAGES